UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to                     .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED

STOCK BONUS PLAN

EIN 44-0324630 PN 004

December 31, 2011 and 2010

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Leggett & Platt, Incorporated Stock Bonus Plan

Carthage, Missouri

We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Joplin, Missouri

June 26, 2012

Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2011	2010
ASSETS

Investments, at fair value	$110,287,327	$111,048,468
Cash	76,117	21,318

Receivables
Company contributions	875,166	1,379,920
Participant contributions	79,879	18,003
Accrued investment income	1,030,161	994,855

Total receivables	1,985,206	2,392,778

Total assets	112,348,650	113,462,564

LIABILITIES
Due to broker	71,641	16,150

Total liabilities	71,641	16,150

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	112,277,009	113,446,414
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(141,040)	(129,094)

NET ASSETS AVAILABLE FOR BENEFITS	$112,135,969	$113,317,320

The accompanying notes are an integral part of these financial statements

Leggett & Platt, Incorporated

Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,

	2011	2010
Additions
Investment income
Net appreciation in value of investments	$782,585	$11,257,685
Dividends and interest	4,307,058	4,231,561
Other	26,736	25,413

Net investment income	5,116,379	15,514,659

Contributions
Company	2,239,426	2,666,694
Participant	3,040,292	3,026,248
Rollovers and other	195,411	3,805

Contributions	5,475,129	5,696,747

Net additions	10,591,508	21,211,406

Deductions
Benefit payments	11,758,484	11,704,879
Administrative fee	14,375	16,774

Total deductions	11,772,859	11,721,653

Net (decrease) increase	(1,181,351)	9,489,753
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	113,317,320	103,827,567

END OF YEAR	$112,135,969	$113,317,320

The accompanying notes are an integral part of these financial statements

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE A—DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of L&P, certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as an Employee Stock Ownership Plan (ESOP). The plan was restated effective January 1, 2011.

Eligibility of Employees

Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following or coincident with the completion of one year (and 1000 hours of service for part-time and temporary employees only). The contribution formula that applies to a participant is determined by the participant’s compensation in the year immediately preceding the current year.

Employees considered “highly compensated” under Section 414(q) of the Internal Revenue Code of 1986 (IRC) are not eligible to participate.

Contributions

The Plan has two contribution formulas. Which formula is applicable is determined by the amount of the participant’s compensation, as defined by the Plan, in the year preceding the first year of eligibility. Under Formula 1, L&P’s matching contribution is 50% of the participant’s deferral amount up to 6% of compensation in excess of a stated annual amount. The stated amount is established each year. Under Formula 2, L&P’s matching contribution is 50% of the participant’s deferral amount up to 2% of compensation. Participants should refer to the Summary Plan Description for detailed information regarding these contribution formulas.

For both the years ending December 31, 2011 and 2010, employee contributions are subject to limitations described within the IRC. Additionally, for any year in which certain profitability levels have been attained, as defined by the Plan, L&P may make an additional discretionary contribution in an amount not to exceed 50% of participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

	Year ended December 31
	2011		2010
	Employee	Employer	Employee	Employer
Cash Contributions	$612,399	$339,276	$622,374	$680,401
Common Stock Contributions	2,427,893	1,900,150	2,403,874	1,986,293

	$3,040,292	$2,239,426	$3,026,248	$2,666,694

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE A—DESCRIPTION OF PLAN—CONTINUED

The Plan is designated as a pre-tax plan for employee contributions.

A participant may sell some or all existing whole shares of L&P stock acquired through employee contributions and invest the proceeds in the other investment options offered by the Plan. After completion of three years of service, participants can also diversify the investment of some or all of the shares acquired through employer contributions.

Participants who are entitled to diversify their existing shares under these rules may also elect to diversify future participant and employer contributions. If such an election is made, future contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P stock.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $16,297 and $312, respectively. These accounts will be used to reduce future employer contributions. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2. For participants with vested balances of $1,000 or less, payment of that amount will be completed as soon as reasonably practicable upon termination. Participants with balances more than $1,000 may elect to receive payment in regular annual installments for up to 15 years, a lump sum payment (made directly to participant or in the form of a direct rollover) or a combination of the two.

Plan Trustee

Wells Fargo Bank, N.A., the Plan trustee, as sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.

Administrative Expenses

Most administrative expenses incurred are paid by and reflected in the financial statements of the Plan. Any Company paid expenses are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B—SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within level 1 of the valuation hierarchy as the quoted price is in an active market.

Common trust funds are valued at the reported unit value, exclusive of the adjustment to contract value, which is derived from the fair value of the underlying investments. These are classified within level 2 of the valuation hierarchy because the unit value is quoted on a private market that is not active, however, the unit value is based on underlying investments which are traded on an active market. See Note D for further information regarding the valuation hierarchy.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investment Contracts

The Plan holds an investment in the Wells Fargo Stable Return Fund G (Fund) at December 31, 2011 and 2010. The Fund invests in traditional, separate account, and general fixed maturity synthetic and constant duration synthetic guaranteed investment contracts (GICs). The Plan’s investment in the Fund is presented at fair value on the table of the investments held in the Plan (Note C).

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of investors. The total return of the segregated account assets supports the separate account GIC return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B—SUMMARY OF ACCOUNTING POLICIES—CONTINUED

Synthetic GICs consist of a portfolio of securities owned by the Fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest rate of not less than 0%.

The Fund uses two primary crediting rate calculations for separate account and synthetic contracts. Both methods use current market value of underlying bonds, expected yield to maturity on underlying bonds, average duration of the portfolio, and the wrap contract value to calculate the interest crediting rate. The interest crediting rate is the incremental interest rate in excess of the expected bond yields required for the future value of the bond portfolio to equal the contract value at the termination of the wrap contract. The net crediting rate reflects fees paid to wrap (synthetic) contract issuers.

Primary variables impacting future crediting rates of separate account and synthetic GICs include the following: (i) current yield of the assets within the wrap contract; (ii) duration of the assets covered by the wrap contract; (iii) existing difference between the market value and contract value of assets within the wrap contract. Traditional fixed-rate GICs do not experience fluctuating crediting rates.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Fund documents or Fund’s administration; (ii) changes to Fund’s prohibition on competing investment options by participating plans or deletion of equity wash provisions; (iii) complete or partial termination of the Fund or its merger with another fund; (iv) the failure of the Fund or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Fund, the redemption of all or a portion of the interests in the Fund held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Fund or participating plans, and (vii) the delivery of any communication to plan participants designed to influence a participant not to invest in the Fund. At this time, the Fund does not believe that the occurrence of any such market value event which would limit the Fund’s ability to transact at contract value with participants is probable.

The GICs generally do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

	2011	2010
Average yield	1.56%	2.38%
Crediting interest rate at December 31	2.33%	2.90%
Fair value	$5,649,708	$6,180,093
Contract value	$5,508,668	$6,050,999

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE B—SUMMARY OF ACCOUNTING POLICIES—CONTINUED

Income Taxes

The Plan is a qualified tax-exempt plan under the IRC and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated January 2, 2004 and before. Amendments have been made to the Plan subsequent to that date. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2008.

NOTE C – INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2011	2010
Leggett & Platt, Incorporated common stock, 3,650,421 and 3,664,756 shares, respectively	$84,105,700	$83,409,847
Wells Fargo Stable Return Fund G	$5,649,708	$6,180,093

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2011	2010
Common Stock	$1,317,119	$8,726,914
Common Trust Funds	587,160	843,843
Mutual Funds	(1,121,694)	1,686,928

	$782,585	$11,257,685

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2011 and 2010 were $4,307,058 and $4,231,561, respectively.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE D – FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary areas in which the Plan utilizes fair value measurements are valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)

•	Level 3: Unobservable inputs that are not corroborated by market data.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$6,164,095	$—	$—	$6,164,095
Stock funds	3,951,988	—	—	3,951,988
Balanced funds	2,194,982	—	—	2,194,982
Growth funds	1,826,308	—	—	1,826,308

Total mutual funds	14,137,373	—	—	14,137,373

Common stock	84,105,700	—	—	84,105,700

Common trust funds	—	12,044,254	—	12,044,254

Total assets at fair value	$98,243,073	$12,044,254	$—	$110,287,327

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE D – FAIR VALUE MEASUREMENTS – CONTINUED

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$6,718,913	$—	$—	$6,718,913
Stock funds	4,248,005	—	—	4,248,005
Growth funds	1,990,278	—	—	1,990,278
Balanced funds	1,698,045	—	—	1,698,045

Total mutual funds	14,655,241	—	—	14,655,241

Common stock	83,409,847	—	—	83,409,847

Common trust funds	—	12,983,380	—	12,983,380

Total assets at fair value	$98,065,088	$12,983,380	$—	$111,048,468

NOTE E – NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to nonparticipant-directed investments were approximately $93,000 for both years. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2011	2010
Changes in Net Assets:
Net investment income	$6,000	$13,000
Company contributions	49,000	41,000
Benefit payments	(3,000)	(5,000)
Net transfers to participant directed investments	(52,000)	(257,000)

	$—	$(208,000)

Nonparticipant-directed investments consist of common stock of L&P, the Plan sponsor.

Leggett & Platt, Incorporated

Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE F—PARTIES-IN-INTEREST TRANSACTIONS

Expenses paid to parties-in-interest aggregated $14,375 and $16,744 for December 31, 2011 and 2010. The Company provides certain administrative services at no cost to the Plan. The following table sets forth plan held units of participation in investment funds with the total fair value as of December 31, 2011 and 2010.

	December 31,
	2011	2010
Wells Fargo Bank, N.A.	$9,011,902	$10,056,588
Leggett and Platt, Incorporated	84,105,700	83,409,847

These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE G – SUBSEQUENT EVENTS

Subsequent events have been evaluated through June 26, 2012, which is the date the financial statements were available to be issued.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. The Plan’s exposure to these risks has been heightened because of the current economic environment. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. The financial statements have been prepared using values and information currently available to the Plan.

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated

Stock Bonus Plan

EIN 44-0324630 PN 004

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of Issuer	(c) Description of investment	(e) Current value (1)
*	Leggett & Platt, Incorporated	Common stock	$84,012,700

*	Leggett & Platt, Incorporated	Common stock	93,000	#

*	Wells Fargo	Wells Fargo Stable Return Fund G	5,649,708

	Dodge & Cox	Dodge & Cox Stock Fund	3,951,988

*	Wells Fargo	Wells Fargo Enhanced Stock Market Fund G	3,362,194

	SSgA	SSgA US Bond Index NL Series Fund C	3,032,352

	Vanguard	Vanguard FTSE All World	2,772,808

	Vanguard	Vanguard S&P M/C 400 Index Fund	2,513,903

	American	American Growth Fund of America	1,826,308

	Vanguard	Vanguard Small Cap Index Fund	877,384

	Vanguard	Vanguard Target Retirement Fund 2020	647,558

	Vanguard	Vanguard Target Retirement Fund 2015	580,265

	Vanguard	Vanguard Target Retirement Fund 2025	491,742

	Vanguard	Vanguard Target Retirement Fund 2035	114,432

	Vanguard	Vanguard Target Retirement Fund 2010	108,773

	Vanguard	Vanguard Target Retirement Fund 2040	86,776

	Vanguard	Vanguard Target Retirement Fund 2030	81,614

	Vanguard	Vanguard Target Retirement Fund #308	35,382

	Vanguard	Vanguard Target Retirement Fund 2005	30,010

	Vanguard	Vanguard Target Retirement Fund 2050	10,564

	Vanguard	Vanguard Target Retirement Fund 2045	7,866

	Total investments at fair value		110,287,327
	Adjustment from fair value to contract value for fully benefit-responsive investments contracts		(141,040)

	Total investments		$110,146,287

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.
#	Represents non-participant directed investments. The cost basis of this investment approximated $81,000.

Leggett & Platt, Incorporated

Stock Bonus Plan

EIN 44-0324630 PN 004

Schedule H, Line 4j—Schedule of Reportable Transactions (1)

Year Ended December 31, 2011

(a) Identity of party involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current value of asset on transaction date	(i) Net Gain or (Loss)
Series of Transactions

Leggett & Platt, Inc.	Common Stock	$4,231,627	$—	$4,231,627	$4,231,627	$—

Leggett & Platt, Inc	Common Stock	$—	$7,562,239	$6,808,538	$6,808,538	$753,701

(1)	Transactions or series of transactions involving amounts greater than 5% of total assets of the plan at the beginning of the year.

Exhibit List.

Exhibit 23	Consent of BKD LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 26, 2012	By:	/S/ JOHN G. MOORE

John G. Moore
Senior Vice President – Chief Legal & HR Officer and Plan Administrative Committee Chair

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD LLP